Mail Room 4561

      August 26, 2005

Keith A. Greaves
Chief Financial Officer, Treasurer and Secretary
O2 Secure Wireless, Inc.
3300 Holcomb Bridge Road, Suite 226
Norcross, GA 30092

	Re:	O2 Secure Wireless, Inc.
		Amendment No. 1 to Form SB-2
		Filed August 3, 2005
		File No. 333-123393

Dear Mr. Greaves:

	We have reviewed your amended registration statement and have the following additional comments. Please note that all references to page numbers below correspond to the marked version of your amendment provided by counsel.

Form SB-2/A

Front Cover

1. While we note the revisions you have made in response to
comment 2
of our letter dated June 10, 2005, including the new disclosure that
the selling shareholders will sell at a price range of $0.30 to
$1.50
per share, the sentence preceding this disclosure indicates that you believe the shares will begin trading at $1.50. Please revise here and throughout the filing to provide consistent disclosure. For example, page 29 indicates that you anticipate that your common stock will initially be sold at $1.50 per share. If you choose to remove the price range and simply indicate that the anticipated offering price is $1.50, ensure that you revise your "Dilution" section to provide the information required by Item 506(a) of Regulation S-B with respect to the $.30/share price paid by Transfer Management.

Summary, page 6

2. We re-issue a portion of comment 4 of our letter dated June 10, 2005. In the prospectus summary, you state that you incurred losses of $250,460 for the period from inception to September 30, 2004.
The
financial statements for such period reflect a net loss of $204,625.
Please revise the document to provide consistent financial information.

Risk Factors

Our negative cash flow, operating losses and limited operating history ... page 8

3. While we note your response to comment 9 of our letter dated
June
10, 2005, please further revise the subheading of this risk factor to refer to the going concern opinion issued by your auditors.

If we are not able to reduce our installation costs... page 8

4. The risk to investors or your business from not being "as profitable as anticipated" is unclear, since you have operated at a loss since inception. Is reducing your installation costs essential to achieving profitability? Please revise to clarify what effect this risk would have on your business or operations.

Uncertain demand for our services may cause revenues to fall short...page 11

5. As noted in the comment above, the risk to investors or your business from not being "as profitable as anticipated" is unclear. Additionally, the text of this risk factor appears to address two distinct risks to your business. First, that revenues could fall short of expectations due to certain delays or lower than anticipated consumer demand. Second, that lower than anticipated consumer demand could result in increased marketing costs. You should discuss each of these risks separately, focusing on the risk to investors and your business from lower than anticipated revenues and from increased marketing costs.

Our common stock may be deemed to be "penny stock"... page 13

6. Please refer to comment 9 of our letter dated June 10, 2005.
Revise this subheading to be consistent with your disclosure that your stock is deemed a penny stock.

We may be unable to obtain additional financing...page 13

7. We note your disclosure that the risk of not obtaining additional financing could result in certain factors that could have an "adverse effect on [y]our projected operating performance and financial conditions." However, your disclosure on page 37 states that your current working capital is insufficient to meet your operating expenses for the next 12 months and that failure to obtain additional financing will result in the need to reduce your reoccurring costs, including planned systems installations. This risk to your business and investors should be discussed in quantified terms in this section. Please revise both the text and subheading of this risk factor accordingly.

The selling shareholders intend to sell their shares of common stock... page 17

8. While we note your response to comment 11 of our letter dated
June
10, 2005, your disclosure in this section now states that
6,780,000
shares of common stock may be sold subject to various rules such as
Rule 144 and your disclosure on page 30 states that, as of the date of this prospectus, 15,580,000 shares are currently available for resale under Rule 144. Please revise to provide consistent information throughout the filing.

Selling Shareholders, page 18

9. Please revise your selling shareholder table to include a column that states the amount of securities to be owned by each selling shareholder upon completion of this offering. See Item 507 of Regulation S-B.

10. Please expand the disclosure in this section to provide the material terms of your Regulation S Securities Purchase Agreement with Transfer Management, similar to the disclosure you provided under "Recent Sales of Unregistered Transactions." See Item 507 of
Regulation S-B, which requires the disclosure of all material agreements between the company and any of the selling shareholders within the last three years. Additionally, please ensure that your next amendment includes disclosure of any other material agreements with selling shareholders.

11. Please provide us with a detailed analysis as to why Transfer Management should not be named as an underwriter in the prospectus.
In this regard, we note that all but three selling shareholders purchased their shares from Transfer Management and that over 15% of the outstanding stock is being offered for the account of Transfer Management. Given these facts, it appears that Transfer Management may have purchased shares from you with a view to distribution.

Results of Operations, page 32

12. We note from your response to comment 21 of our letter dated
June
10, 2005 that revenues from or payments made under the Netconx agreement have not been a material factor in your historical operating results. However, you state on page 36 that you generated
$13,740 during the first six months of 2005 from sales under this agreement. Considering these revenues were more than half of your total revenues, it appears that you should revise this section to include a description of all the material terms of your agreement with Netconx. You should similarly revise the disclosure under "Certain Relationships and Related Transactions." Finally, please re-file the Netconx agreement to include all exhibits thereto.

Liquidity and Capital Resources, page 36

13. In the third paragraph of this section, you indicate that you believe your working capital is sufficient to sustain your current operations and planned growth through December 31, 2006. However, you then go on to state in the fourth paragraph, that you project additional working capital needs to fund your planned operations for the next twelve months. Please revise as appropriate to provide consistent disclosure throughout the document.

Certain Relationships and Related Transactions, page 48

14. We note from your response to comment 36 of our letter dated
June
10, 2005 that Mr. Richardson does not own any interest in Transfer Management. However, his relationship with Transfer Management remains unclear. Provide us with a detailed description of Mr. Richardson`s affiliation with Transfer Management. Your disclosure on page 49 states that he is an agent for Transfer Management. Provide us with a description of his duties as an agent and his role in "introducing" you to Transfer Management. Your response should also address the capacity in which Mr. Richardson signed the Regulation S Securities Purchase Agreement on behalf of Transfer Management. Finally, while we note that Mr. Richardson does not own any interest in Transfer Management, tell us whether he has dispositive voting or investment power with respect to the securities held by Transfer Management.

Financial Statements, page 53

15. Please note the updating requirements of Item 310(g) of Regulation S-B.

Report of Independent Auditors, page 55

16. The auditor`s report states that the financial statements as of
March 31, 2005 were audited. We believe this may be a typographical error as the financial statements as of September 30, 2004 were previously described as audited and the financial statements as of March 31, 2005 are described as unaudited throughout the financial statements and footnotes. Please have the audit report revised accordingly.




Note 1 - Summary of Significant Accounting Policies (Revenue
Recognition), page 65

17. With respect to our previous comment 41, we note your updated disclosure. Please continue your revisions by disclosing how you meet the "collectibility is reasonably assured" criterion of SAB 104 for recognizing revenue on the resale of network component hardware.
Disclose your policies regarding sales returns, product warranties and other post-delivery obligations that affect revenue recognition.

Note 7 - Commitments and Contingencies (Distribution Agreement),
page
73

18. We note your accounting treatment for the 2,000,000 shares issued to NCX. Please provide us with the authoritative guidance you relied on to support your presentation. Explain your basis for recording a stock subscription receivable. Explain why the issuance of the shares is not being treated as employee compensation, since the share issuance appears to be tied to the employment of Mr. Sellars and Mr.
Sherman.

19. Revise to disclose the significant relationships between O2 and
NCX, including that your chief information and technology officers are also officers and shareholders of NCX. Provide all disclosures required by SFAS 57. Disclose the dollar amount of related party transactions separately on the face of the balance sheet, income statement, or statement of cash flows, as appropriate.

Note 8 - Stockholders` Equity

Equity Financing, page 75

20. With respect to our previous comment 39, we note your revisions.
We also note the non-cash transaction of $120,000 paid to Pilot for its fee under its consulting agreement. Please revise to include this non-cash item in Note 10 in accordance with SFAS 95.

21. In this footnote and on the bottom of page 85, you state you issued 500,000 warrants to an investor in consideration for an extension on the Regulation S securities purchase agreement. On page
28 (second to last bullet point) and on page 46 (next to "(2)"), you state that 410,000 warrants were issued to the investor. Please revise the document to provide consistent disclosure regarding the number of warrants issued to this investor.




Common Stock Warrants, page 78

22. In note 7 on page 74, you state that no value was assigned to the
1,000,000 warrants issued to the chief information and technology officers "as of issuance date." Please revise to disclose the date the warrants were issued and why there is zero value associated with these warrants as of March 31, 2005.

Related Party Transactions

23. On page 48, you state that the chief executive officer`s wife works for one of the multifamily units that have agreed to install your wireless internet systems. Revise to disclose the amount of revenues related to this transaction in accordance with SFAS 57 and revise the statement of operations to separately show the amount of related party revenues.

Signatures

24. While we note the revisions you have made in response to comment
48 of our letter dated June 10, 2005, please further revise to identify the person who is, or performs the function of, the controller or principal accounting officer. See Instructions for signatures on Form SB-2, which indicates that both the principal financial and principal accounting officer or controller are required to sign the registration statement.





*	*	*	*	*





	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked
copies of the amendments to expedite our review.   Please furnish
a
cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Babette Cooper at (202) 551-3396 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah
Toton at (202) 551-3857 or Sara Kalin at (202) 551-3454 with any other questions. You may also contact me at (202) 551-3730.


								Sincerely,


								Barbara C. Jacobs
								Assistant Director

cc:	Via Facsimile (404) 917-0979
	Robert J. Mottern, Esq.
	Weizenecker, Mottern & Fisher, P.C.
	Telephone: (404) 365-9799


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Keith A. Greaves
O2 Secure Wireless, Inc.
August 26, 2005
Page 1